Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Months Ended
(in thousands)	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	September 30, 2010	September 30, 2011
Earnings:

Pre-tax loss	$(49,941)	$(36,347)	$(64,142)	$(46,548)	$(43,639)	$(19,699)	$(26,480)

Fixed Charges	8,551	17,307	88,273	97,277	91,981	71,310	67,027
Total Earnings (loss)	$(41,390)	$(19,040)	$24,131	$50,729	$48,342	$51,611	$40,547

Fixed Charges:

Interest expense, including amortized discount and deferred debt costs	$8,250	$15,953	$81,061	$92,305	$88,883	$69,166	$65,215
Interest related to VAT liability not charged to customers	0	1,079	6,528	4,205	2,293	1,742	1,410
Interest element of rent expense	301	275	684	767	805	402	402
Total Fixed Charges	$8,551	$17,307	$88,273	$97,277	$91,981	$71,310	$67,027

Deficiency	49,941	36,347	64,142	46,548	43,639	19,699	26,480